Changes in Affiliates (New Affiliate)

POSCO LED is a new affiliate company of the POSCO Group. POSCO and POSCO ICT, an affiliate of POSCO, own 80 percent of the total issued and outstanding shares of POSCO LED.

Company to be affiliated:

• Company Name: POSCO LED

• Total Assets (KRW): 30,000,000,000

• Total Shareholders’ Equity (KRW): 30,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 30,000,000,000

• Current total number of affiliated companies: 144